Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	19	9	1,552
JOHN O'REILLY	19	9	1,552
PDMRs			
MIKE O'KANE	19	9	1,552
MICHAEL NOBLE	19	9	1,552

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 SEPTEMBER 2006 AT 388.25P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

9/22

Aesp60509.doc

Ladbrokes PLC

RECEIVED
2006 SEP 22 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADBROKES PLC HAS BEEN NOTIFIED BY MR H E STAUNTON THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 SEPTEMBER 2006 HE HAD NO INTERESTS IN THE ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY.

OTHER THAN MR STAUNTON'S DIRECTORSHIPS OF LEGAL AND GENERAL PLC AND STANDARD BANK PLC AND HIS PAST DIRECTORSHIPS OF ASHTEAD GROUP PLC, EMAP PLC, GRANADA GROUP LIMITED AND ITV PLC, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR STAUNTON PURSUANT TO LISTING RULE 9.6.13R.